Exhibit 99.22

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

New Found Gold Corp. (the “Company”)

Suite 1430, 800 West Pender Street

Vancouver, British Columbia

Canada V6C 2V6

Item 2:	Date of Material Change

June 23, 2021

Item 3:	News Release

A news release was disseminated on June 23, 2021 through Canada Newswire and a copy was subsequently filed on SEDAR.

Item 4:	Summary of Material Change

The Company provided assay results from four holes drilled at the Lotto Zone (“Lotto”), located approximately 2km north of the Keats Zone discovery. These holes were complete as part of the Company’s ongoing 200,00m diamond drill program at its 100% owned Queensway Project (“Queensway”), located on the Trans-Canada Highway 15km west of Gander, Newfoundland.

Item 5:	Full Description of Material Change

Please see the news release attached as schedule “A” for a full description of the material change.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact Craig Roberts, Chief Executive Officer and Director of the Company at 604-562-9664 or croberts@newfoundgold.ca.

Item 9:	Date of Report

June 23, 2021

Schedule “A”

New Found Intercepts

150.3 g/t Au over 11.5m at Lotto

Vancouver, BC, June 23, 2021: New Found Gold Corp. (“New Found” or the “Company”) (TSXV: NFG, OTC: NFGFF) is pleased to announce recently received assay results from four holes drilled at the Lotto Zone (“Lotto”), located approximately 2km north of the Keats Zone discovery. These holes were completed as part of the Company’s ongoing 200,000m diamond drill program at its 100% owned Queensway Project (“Queensway”), located on the Trans-Canada Highway 15km west of Gander, Newfoundland.

Highlights

•	Highlight intervals are summarized below. Additional results are provided in Table 2.

Hole No.	From (m)	To (m)	Interval (m)*	Au (g/t)	Zone
NFGC-21-89	80.85	99.65	18.80	1.64
NFGC-21-201	205.00	207.45	2.45	683.14	Lotto Main
Within	196.65	208.15	11.50	150.28

* Note that the true width of the mineralization is uncertain, but host structures are interpreted to be steeply dipping implying true widths in the range of 70% to 90% of reported intercepts. Intervals are calculated at a 1
g/t Au cut-off grade and minimum width of 2m, grades have not been capped in the averaging.

•	The interval 683.1g/t Au over 2.45m within 150.3 g/t Au over 11.5m in NFGC-21-201 yields a grade x width (“g x w”) of 1,728 g/t Au x m more than 3x the previous highest g x w interval previously encountered at Lotto (hole NFGC-21-100, 2.45m at 224.7 g/t Au yielding 550 g/t Au x m).

•	The drilling at Lotto has defined a zone of high-grade gold mineralization with good continuity to a depth of approximately 100m and open. This mineralization is hosted in an approximately 65[o] dipping vein filled structure (see the plan view, cross section, and long section in Figures 1, 2, and 3 below). The mineralization drilled at Lotto displays epizonal features that are similar to the high-grade gold mineralization encountered at Keats.

•	The high-grade intervals reported to date occur in an interpreted north-south striking vein set, one of a network of multiple secondary north-south striking vein sets interpreted to date over a 300m x 200m area and open (see Figure 2) and open in all directions. The Company continues to test multiple additional targets at Lotto outside of the initial vein target.

•	The interval of 18.8m at 1.64g/t in Hole NFGC-21-89 is approximately 80m northeast of the section plotted in Figure 2 and demonstrates potential for significant lateral extent to the gold mineralization in this vein.

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 1

Greg Matheson, P.Geo., COO of New Found, stated: “The outstanding result from hole NFGC-21-201 demonstrates the potential for the definition of a significant discovery at Lotto. The grade x width of 1,728 g/t Au x m in NFGC-21-201 interval is comparable to the original high-grade discovery hole drilled in late 2019 at the Keats Zone 2km to the south of Lotto (hole NFGC-19-01:92.9 g/t Au over 19.0m, or a grade x width of 1,764g/t Au x m). We are continuing to test the high-grade zone at Lotto with step-out drilling along strike and to depth.

Lotto and Keats are just two of several high priority targets identified over 7.8km of strike along the Appleton Fault on the northern portion of the Queensway project. As we continue to explore these showings, we now have demonstrated that the high-grade intercepts are not isolated to just the Keats Zone and this takes us a significant step further in confirming the presence of repeated zones of high grade epizonal style mineralization along the Appleton Fault Zone.”

LOTTO ZONE PLAN MAP
Drill Holes
Historical Drill Collar
Assays Pending
Assays Previously Reported
Assays Reported
Mineralized Zone Footprint
Interpreted Quartz Vein Network
Geophysically Interpreted Faults
Au grade (g/t)
0.5 - 3.0
3.0 - 10.0
> 10.0
LOTTO
QUEENSWAY NORTH
NEWFOUND GOLD CORP
658800
659000
658600
5429000
NFGC-21-89
2.43 g/t Au over 6.70m
within 1.64 g/t Au over 18.80m
Lotto Baseline Fault Zone
Appleton Fault Zone
NFGC-20-51
NFGC-21-89
0
50
100 m
NFGC-21-96
1.68 g/t Au over 2.10m
NFGC-21-96
1.38 g/t Au over 2.10m
NFGC-21-201
683.14 g/t Au over 2.45m
within 150.28 g/t Au over 11.50m
NFGC-21-96
NFGC-21-201
A
A'
B
B'

Figure 1. Lotto Plan View

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 2

NFGC-20-50
NFGC-20-24
NFGC-20-20
NFGC-21-100
NFGC-21-109
NFGC-21-115
NFGC-21-201
NFGC-21-205
NW
SE
200
100
0
APPLETON FAULT ZONE
LOTTO BASELINE FAULT ZONE
NFGC-20-50 65.30 g/t Au over 2.10m
NFGC-20-24 1.15 g/t Au over 0.95m
NFGC-20-20 5.30 g/t Au over 3.00m
NFGC-21-100 224.70 g/t Au over 2.45m
NFGC-21-109 51.30 g/t Au over 3.20m within 19.30 g/t Au over 8.80m
NFGC-21-115 53.30 g/t Au over 3.10m within 20.30 g/t Au over 8.40m
NFGC-21-201 683.14 g/t Au over 2.45m within 150.28 g/t Au over 11.50m
LOTTO ZONE CROSS-SECTION
Quartz Vein Network
Fault Zone
Greywacke
Assay Interval Reported Today
Assay Interval Previously Reported
Assays Pending Drill Trace
Au (g/t)
≤ 0.5
≤ 3
≤ 10
> 10
0
50m
0
100
200
300
400
NEWFOUND GOLD CORP

Figure 2. Lotto Cross Section (looking north, 20m clipping, see A-A’ on Plan View, Figure 1)

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 3

NFGC-20-17
41.20 g/t Au over 4.75m
25.40 g/t Au over 5.15m
NFGC-20-50
65.30 g/t Au over 2.10m
NFGC-21-100
224.70 g/t Au over 2.45m
NFGC-21-89
2.43 g/t Au over 6.70m
within 1.64 g/t Au over 18.80m
WSW
ENE
OPEN
OPEN
NFGC-21-115
53.30 g/t Au over 3.10m
within 20.30 g/t Au over 8.40m
NFGC-21-201
683.14 g/t Au over 2.45m
within 150.28 g/t Au over 11.50m
NFGC-21-109
51.30 g/t Au over 3.20m
within 19.30 g/t Au over 8.80m
OPEN
OPEN
31
35
211
96
24
50
17
27
224
100
109
115
201
205
20
22
110
233
51
44
89
42
39
102
-100 m
-200 m
LEGEND
NFGC DDH Intercept (Au g/t x m)
<15
15 - 30
30 - 50
50 - 100
100 +
Result Pending
Drilled area with assay
Drilled area assay pending
Overburden
0
25
50
m
6350N
6400N
6450N
6500N
6550N
6600N
6650N
6700N

Figure 3. Lotto Long Section (see B-B’ on Plan View, Figure 1)

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 4

Drill-hole Details

Hole No.	From (m)	To (m)	Interval (m)*	Au (g/t)	Zone
NFGC-20-51	66.80	68.80	2.00	1.17	Lotto Main
And	121.20	123.30	2.10	1.03	Lotto FW
And	170.15	172.80	2.65	1.36
NFGC-21-89	66.80	69.10	2.30	1.10
And	81.95	88.65	6.70	2.43	Lotto Main
Within	80.85	99.65	18.80	1.64
NFGC-21-96	169.55	171.65	2.10	1.38	Lotto FW
And	216.90	219.00	2.10	1.68
NFGC-21-201	205.00	207.45	2.45	683.14
Within	196.65	208.15	11.50	150.28	Lotto Main
And	210.00	214.00	4.00	1.83

Table 2: Summary of results reported in this release

* Note that the true width of the mineralization is uncertain, but host structures are interpreted to be steeply dipping implying true widths in the range of 70%to 90% of reported intercepts. Intervals are calculated at a 1 g/t Au cut-off grade and minimum width of 2m, grades have not been capped in the averaging.

Hole No.	Azimuth (°)	Dip (°)	Interval (m)*	UTM E	UTM N
NFGC-20-51	300	-45	235	658908	5429056
NFGC-21-89	300	-45	294	658968	5429052
NFGC-21-96	300	-45	238	658923	5428933
NFGC-21-201	300	-45	241	659058	5428890

Table 3: Details of drill holes reported in this release

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 5

Photos of Drill Core

Figure 4. Photos of mineralization from NFGC-21-201, approximately 207m down hole depth

Note that these photos are not intended to be representative of gold mineralization in hole NFGC-21-201.

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 6

Queensway 200,000m Drill Program Update

Approximately 55,000m of the 200,000m have been drilled to date; roughly 28,000m of core is pending assays. Eight rigs are currently turning, with a ninth on site and tenth to arrive by end of July.

Sampling, Sub-sampling and Laboratory

True widths of the intercepts reported in this press release have yet to be determined but are estimated to be 60% to 80% of reported core lengths. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional variability in true width. Assays are uncut, and calculated intervals are reported over a minimum length of 2m using a lower cut-off of 1.0 g/t Au. All HQ split core assays reported were obtained by either complete sample metallic screen/fire assay or standard 30-gram fire-assaying with ICP finish at ALS Minerals in Vancouver, British Columbia, or by entire sample screened metallic screen fire assay at Eastern Analytical in Springdale, Newfoundland. The complete sample metallic screen assay method is selected by the geologist when samples contain coarse gold or any samples displaying gold initial fire assay values greater than 1.0 g/t Au. Drill program design, Quality Assurance/Quality Control, and interpretation of results is performed by qualified persons employing a Quality Assurance/Quality Control program consistent with National Instrument 43-101 and industry best practices. Standards and blanks are included with every 20 samples for Quality Assurance/Quality Control purposes by the Company as well as the lab. Approximately 5% of sample pulps are sent to secondary laboratories for check assays.

Qualified Person

The technical content disclosed in this press release was reviewed and approved by Greg Matheson, P.Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this news release dated June 23, 2021, by New Found. Mr. Matheson certifies that this news release fairly and accurately represents the information for which he is responsible.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 200,000m drill program at Queensway. Eight rigs are currently in operation at Queensway with the drill count planned to increase to ten rigs by July 2021. With a current working capital balance of approximately $82 million, New Found is well funded for this program.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR profile at www.sedar.com.

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 7

Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

New Found Gold Corp.

Per: “Craig Roberts”

Craig Roberts, P.Eng., Chief Executive Officer

Email: croberts@newfoundgold.ca

Phone: (604) 562 9664

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to further exploration and drilling on the Company’s Queensway gold project in Newfoundland, interpretation of results of the drilling program and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company’s business and prospects. The reader is urged to refer to the Company’s Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com for a more complete discussion of such risk factors and their potential effects.

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 8